Exhibit 99.1

Inspira Technologies Reports Full Year 2025 Financial Results and Provides Business Updates

Company Demonstrates Clinical Validation and Early Commercial Traction Toward 2026 Revenue Scale

RA’ANANA, Israel, March 26, 2026 -- Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN) (“Inspira” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced its financial results for the full year ended December 31, 2025, and provided a corporate update.

Dagi Ben-Noon, Chief Executive Officer of Inspira, commented: “2025 marked a pivotal year for Inspira as we advanced from clinical validation into early commercial execution. Throughout 2025 and since year-end, we saw meaningful progress across multiple commercialization pathways for the INSPIRA™ ART100 system, including active clinical use at leading medical centers, advancement of a submitted quotation into a capital intake process at a leading U.S. academic medical center, and continued expansion of our commercial footprint. In parallel, we are engaged in ongoing discussions with multiple medical device companies regarding broader strategic collaboration frameworks and other potential value-creating opportunities to support the Company’s long-term commercial expansion. We also strengthened the broader foundation of the Company through continued development of HYLA™ and further expansion of our intellectual property portfolio. As we move through 2026, our focus remains on execution - advancing procurement processes, expanding clinical and commercial deployment, and converting our growing opportunity base into revenue.”

Recent Business and Operational Highlights

●	Clinical Validation and Expansion in Leading Medical Centers: In April 2025, Inspira successfully treated its first patient using the ART100 system at Westchester Medical Center, marking a critical milestone in validating the system’s real-world clinical performance. Subsequent to year-end, the ART100 was deployed at additional leading medical centers in the U.S. and has already been used in multiple clinical procedures, including lung transplant cases, further expanding the Company’s clinical footprint and demonstrating its applicability in complex, high-acuity hospital environments.

Subsequent to year-end, the Company received vendor approval enabling the ART100 to enter formal procurement pathways across a major healthcare network, where the system has since been used in lung transplant procedures at a leading medical center. In parallel, following completion of the clinical evaluation phase at a leading U.S. academic medical center, the institution advanced the submitted quotation into its capital intake process, reflecting continued progression toward formal procurement.

To support this expansion, the Company appointed U.S.-based Mike Hershkovitz, a former Johnson & Johnson senior business manager with nearly two decades of experience across U.S. and international healthcare markets, as Vice President of Global Sales. The Company is also engaged in active commercial discussions with multiple hospital systems and commercialization organizations across evaluation, deployment and procurement pathways, and expects additional deployments and procurement conversions as these processes advance.

●	Commercial Traction, Procurement Progression and Scaling Infrastructure: During 2025, Inspira initiated its first commercial deployments of the ART100 system, generating initial revenues and establishing early user experience in hospital environments. Building on this foundation, the Company secured binding purchase orders totaling $49.5 million during mid-2025, representing its first large-scale commercial commitments, with revenue expected to be primarily recognized during 2026 as these orders progress through governmental procurement and budgetary validation processes.

●	Advancement of HYLA™ Blood Sensor and Platform Development: Inspira continued to advance its HYLA™ blood sensor platform during 2025 and subsequent to year-end. The Company previously reported 97.35% accuracy in clinical evaluations and has since progressed HYLA into a next-generation standalone configuration with additional parameters. This configuration is designed to enable HYLA to operate independently of the Company’s respiratory support devices and may support a broader commercial pathway upon regulatory clearance. In parallel, the Company strengthened its long-term platform positioning through continued expansion of its intellectual property portfolio, including U.S. patent approval for the INSPIRA™ ART500 core technology, extending protection through at least 2043.

●	Strategic Evaluation and Portfolio Optimization: In January 2026, the Company announced that it had entered into a non-binding term sheet with Bio-View Ltd. outlining the principal terms of a proposed acquisition of an advanced liquid biopsy diagnostics business. Following further evaluation, the Company determined not to proceed with the proposed transaction and terminated its previously disclosed term sheet. The Company is currently evaluating strategic alternatives, including opportunities that it believes may offer a more compelling path to generating significant shareholder value, and will provide updates as appropriate.

Financial Results for the Year Ended December 31, 2025

Revenues: For the twelve months ended December 31, 2025, the Company recognized approximately $289,000 in revenues resulting from initial deployments of the INSPIRA™ ART100 system.

Research and development expenses for the twelve months ended December 31, 2025, were $7,496,000, compared to $6,323,000 for the twelve months ended December 31, 2024. The increase was primarily attributable to higher share-based compensation expenses and the impact of exchange rate fluctuations on salary-related costs.

General and administrative expenses increased to $5,532,000 for the twelve months ended December 31, 2025, from $4,185,000 for the twelve months ended December 31, 2024. This increase was driven primarily by higher salary expenses and share-based compensation, including accelerated vesting of stock options in connection with the departure of the Company’s former President.

Sales and marketing expenses decreased to $588,000 for the twelve months ended December 31, 2025, compared to $754,000 for the twelve months ended December 31, 2024, primarily due to lower payroll expenses that were shifted to general and administration expenses.

Total operating expenses for the twelve months ended December 31, 2025, were $13,623,000, compared to $11,267,000 for the twelve months ended December 31, 2024.

Net loss was $13,220,000 for the twelve months ended December 31, 2025, compared to $11,053,000 for the twelve months ended December 31, 2024.

Cash and cash equivalents and deposits totaled $3,159,000 as of December 31, 2025, compared to $5,779,000 as of December 31, 2024. Subsequent to year-end, the Company completed a registered direct offering generating gross proceeds of approximately $4.75 million, strengthening its liquidity position and supporting continued commercial execution, ongoing operations and strategic initiatives in 2026.

As a result, the Company believes that due to the net proceeds from the offering and from certain amendments to existing warrants that are now classified as equity, it currently satisfies the minimum stockholder’s equity requirement of $2.5 million under Nasdaq Listing Rule 5550(b)(1) for continued listing on the Nasdaq Capital Market.

Financial liabilities at fair value totaled $1,082,000 as of December 31, 2025, compared to $1,575,000 as of December 31, 2024, representing the fair value of the Company’s equity-linked liabilities.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s FDA-cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. For more information, visit: https://inspira-technologies.com.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential benefits of its products, its 2026 focus of advancing procurement processes, expanding clinical and commercial deployment, and converting its growing opportunity base into revenue, the use of the ART100 in multiple leading medical centers in the U.S. reflects the ART100’s applicability in complex, high-acuity hospital environments, that it is engaged in active commercial discussions with multiple hospital systems and commercialization organizations across evaluation, deployment and procurement pathways, and expects additional deployments and procurement conversions as these processes advance, that it is currently evaluating strategic alternatives, including opportunities that it believes may offer a more compelling near-term path to shareholder value, and the timing of such updates, that the funds raised subsequent to year end is intended to support continued commercial execution, ongoing operations and strategic initiatives in 2026 and its belief that it is in compliance with Nasdaq’s shareholders’ equity requirement for continued listing on Nasdaq. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies

Email: info@inspirao2.com

Phone: +972-9-9664485

Investor Relations Contact

Arx Investor Relations

North American Equities Desk

inspira@arxhq.com

STATEMENTS OF BALANCE SHEETS

(US dollars in thousands)

	December 31,	December 31,
	2025	2024

ASSETS
Current Assets:
Cash and cash equivalents	3,159	5,111
Deposits	-	668
Other current assets	517	587
Inventory	735	444
Total current assets	4,411	6,810

Non-Current Assets:
Right of use assets, net	478	761
Property, plant and equipment, net	452	499
Total non-current assets	930	1,260
Total Assets	5,341	8,070

	December 31,	December 31,
	2025	2024

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payables	107	154
Other accounts payable	1,349	1,364
Lease liabilities	286	277
Financial Liabilities at Fair Value	1,082	1,575
Total current liabilities	2,824	3,370

Non-Current Liabilities:
Lease liabilities	194	378
Total non- current liabilities	194	378

Shareholders’ Equity:
Share capital and additional paid in capital	82,117	70,896
Accumulated deficit	(79,794)	(66,574)
Total Shareholder’s Equity	2,323	4,322
Total Liabilities and Shareholders’ Equity	5,341	8,070

STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands)

	Year ended December 31, 2025	Year ended December 31, 2024

Revenues	289	-
Cost of revenues	287	-
Gross Profit	2	-

Research and development expenses	7,496	6,323
General and administrative expenses	5,532	4,185
Sales and marketing expenses	588	754
Other expenses	9	5
Operating loss	13,623	11,267
Interest Income from deposits	(64)	(172)
Finance expenses(income), net	(339)	(42)
Loss before tax	13,220	11,053
Taxes on income	-	-
Total comprehensive loss for the period	13,220	11,053

For More Financial Information:

For a comprehensive understanding of the Company’s financial reports and related management’s discussion and analysis for applicable periods, please review the company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, available on the company’s EDGAR profile at https://www.sec.gov/edgar

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